CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

IN THE ARBITRATION BETWEEN :

CANADIAN ROYALTIES INC.

Claimant

v.

NEARCTIC NICKEL MINES INC.

and

UNGAVA MINERALS EXPLORATION INC.

Defendants

MOTION TO DISMISS

TO THE ARBITRATOR NOMINATED TO ADJUDICATE THE DISPUTE, THE CO-DEFENDANTS, NEARCTIC NICKEL MINES INC. AND UNGAVA MINERALS EXPLORATION INC., RESPECTFULLY SUBMIT THE FOLLOWING:

I. INTRODUCTION

1. On January 12, 2001, Neartic Nickel Mines Inc. (formerly Ungava Minerals Corp.) and Ungava Minerals Exploration Inc. (hereinafter collectively "Ungava") and Canadian Royalties Inc. (hereinafter "CRI"), entered into an agreement in order to, amongst other things, grant CRI the right to earn a significant interest in a certain mining property owned by Ungava (hereinafter the "Expo Ungava Property"), the whole as more fully appears from the agreement (hereinafter the "Agreement") which is disclosed as Exhibit P-1;

2. On or about August 20, 2007, a copy of a document prepared by SNC Lavalin (hereinafter "SNC") dated July 2007 and entitled "Bankable Feasibility Study of the Raglan South Nickel Project" was delivered to Ungava by CRI, referred to herein as the "Feasibility Study" and filed in the record as Exhibit P-3, the whole as more fully appears from a transmission letter addressed to Defendants filed in the record as Exhibit P-13;

3. On September 6, 2007, CRI contended that having provided Ungava with Exhibit P-3 it was entitled to request from Defendants the assignment of a further 10% interest in the Expo Ungava Property contemplated by the Agreement, the whole as more fully appears from a letter dated September 6, 2007 which is disclosed as Exhibit P-14;

4. On September 14, 2007, CRI instituted the present arbitration proceedings alleging that by delivering Exhibit P-3 it had met the conditions under the Agreement by which it would be entitled to seek the assignment of such additional 10% interest in the Expo Ungava Property, the whole as more fully appears from the September 14 letter filed in the record as Exhibit P-16;

5. As appears from the record, on November 9, 2007, CRI filed its written Statement of Claim and Defendants were able for the first time to more fully appreciate the basis for CRI's claim in the arbitration (hereinafter the "CRI Claim");

II. OUTLINE OF THE MOTION TO DISMISS

6. Co-Defendants respectfully submit that the arbitrator has no jurisdiction over the Dispute as set out in the Statement of Claim. Subsidiarily, Co-Defendants submit that on the face of the record CRI's Claim is unfounded in law and should be dismissed summarily;

7. In support of the present Motion to Dismiss, Co-Defendants invoke two (2) grounds for dismissal, each being sufficient to cause the CRI Claim to be summarily dismissed. These grounds are **(A)** The Feasibility Study is not within the ambit of the Agreement, and **B)** Absence of bank or financial institution acceptance;

(A) THE FEASIBILITY STUDY IS NOT WITHIN THE AMBIT OF THE AGREEMENT

8. The object of the Feasibility Study filed as Exhibit P-3 is not the contractual "Property" as such term is defined in the Agreement P-1. CRI's Claim based on the said Feasibility Study Exhibit P-3 is not contemplated by, nor does it conform to the terms of, the Agreement and therefore the Feasibility Study P-3, is outside of the jurisdiction of the arbitrator and as such, the CRI claim should be dismissed, the whole as more fully set out below;

(B) ABSENCE OF ACTUAL BANK OR FINANCIAL INSTITUTION ACCEPTANCE

9. A simple reading of the plain language of the Agreement makes it unequivocally clear that failing actual acceptance by a financial institution or a bank of a "Bankable Feasibility Study" as the basis for non-recourse financing in order to bring the "Property" into commercial production, there is no requirement under the Agreement for Defendants to assign a further 10% interest in the "Property" as is being claimed by CRI. Therefore, in the absence of any allegation regarding actual acceptance by a bank of the Feasibility Study for financing purposes, in accordance with the terms of the Agreement, on the face of the record CRI's

Claim is unfounded in law and must be summarily dismissed, the whole as more fully set out below;

III. GROUNDS TO GRANT THE MOTION TO DISMISS

(A) THE FEASIBILITY STUDY IS NOT WITHIN THE AMBIT OF THE AGREEMENT

10. As more fully detailed below, the Feasibility Study, Exhibit P-3, does not have for its object the "Property" as that term is defined under the Agreement, but rather, after excluding one of the deposits expressly provided for under the Agreement (Mequillon) incorporates another (Ivakkak) which is entirely outside of the purview of the Agreement;

11. The Ivakkak deposit is owned 100% by CRI as appears from the Feasibility Study;

12. The Agreement does not contemplate the development, mining or financing of the Ivakkak deposit presented in Exhibit P-3;

13. The development, mining or financing of the Ivakkak deposit through the mechanism of Agreement, Exhibit P-1, requires Defendants' consent and an amendment to the Agreement;

14. The co-mingling of mineral reserves, costs and revenues related to the development of the Ivakkak deposit in conjunction with the deposits making up the Expo Ungava Property, as set out in the Feasibility Study, has not been made nor is it alleged to have been made pursuant to the Agreement Exhibit P-1 or to an amendment to the Agreement;

15. In the absence of such an amendment, CRI, through the inclusion of the Ivakkak deposit in the Feasibility Study, Exhibit P-3, is attempting to unilaterally modify the terms and conditions of the Agreement using this arbitration process to force an un negotiated amendment to Agreement P-1;

16. The Co-Defendants respectfully submit that this attempt to modify the terms of the Agreement does not fall under the jurisdiction of the arbitrator, the arbitrator being limited to applying the terms of the Agreement, as it stands, and not changing its terms nor does the arbitrator have jurisdiction over the Ivakkak deposit;

17. The Agreement at Article 2 establishes that "Ungava Exploration grants to CRI the sole, exclusive and irrevocable right and option to acquire, on an incremental basis, up to an undivided 80% right, title and interest in and to the **Property** free and clear of any Encumbrances (…)", the whole pursuant to subparagraphs a) through d) of Article 2.1 (our emphasis);

18. Article 2.1 d) of the Agreement goes on to state that "if, after completion of the Third Instalment, CRI, either solely or together with a Designate, incurs all necessary or advisable expenditures on the **Property** and completes, or makes arrangements to have completed, a Bankable Feasibility Study on the **Property** (…) (which study is acceptable by a financing bank or financing entity for the purposes of putting the **Property** into commercial production on a non-recourse basis) Ungava Exploration shall, (…) transfer an additional 10% of its right, title and interest in and to the **Property** to CRI (…)"(our emphasis);

19. The entire Agreement i s based on, refers to and expressly sets out in every relevant paragraph that its scope is limited to the Property as defined therein;

20. The Property is defined at Article 1 subparagraph q) of the Agreement as being "a certain mineral permit and mineral claims located in the Province of Quebec, as more particularly described in Schedule "A" to this Agreement";

21. Schedule "A" to the Agreement goes on to list some twenty-nine (29) Claims as well as Permit PEM0000970-Ungava 17, 300 hectares as being "the Property";

22. The definition of "Bankable Feasibility Study" at Article 1.1 a) of the Agreement establishes that the term "means a comprehensive study and report as to the existence of an ore body or suspected ore body in or on or under the **Property**" and goes on to end by establishing that the study is to be "acceptable to a bank or other financing entity as the basis for non-recourse financing to put the **Property** into commercial production" (our emphasis);

23. At Section 1.0 "INTRODUCTION" of the Feasibility Study SNC establishes that the objectives of the bankable feasibility study are the "evaluation of the technical feasibility and economic viability of the **Raglan South Nickel Project** (RSNP)" (hereinafter the "RSNP");

24. At Section 2.1 of the Feasibility Study in the first paragraph it is indicated that the RSNP consists of 2,504 mineral claims or "Map Designated Units" comprising an area of 1,039 square kilometres and includes, amongst other properties, four deposits namely the Expo, Mesamax, Mequillon and Ivakkak deposits;

25. SNC goes on to state in the second paragraph of Section 2.1 that:

> "*CRI holds a 70% interest in the 206 square-kilometre Expo-Ungava property, which hosts the Mesamax, Expo, and Mequillon deposits and a 100% interest in the surrounding claims which host the Ivakkak deposit. The Ivakkak deposit is subject to a 3% Net Smelter Return (NSR). Ungava Minerals Corporation ("UMC") holds the remaining 30% interest in the Expo-Ungava property (...)*".
>
> (our emphasis)

26. Figure 2-2 of the Feasibility Study disclosed herewith as **Exhibit D-1** offers a clear visual presentation of the physical location of the above mentioned deposits;

27. More particularly, Figure 2-2 establishes that the Expo, Mesamax and Mequillon deposits are part of the Expo Ungava Property (item #2 of the legend) while the Ivakkak deposit is located to the West in what is referred to as the "South Trend" property (item #31 of the legend), all of which are part of the RSNP;

28. In paragraph 2 of the Statement of Claim, CRI indicates that the property which is the object of the Agreement is that which is more commonly known and referred to as the Expo Ungava Property;

29. Based on the foregoing it is clear that the Agreement contemplates the preparation of a Bankable Feasibility Study on the Expo Ungava Property, comprising the Mesamax, Expo and Mequillon deposits, as a basis for securing non-recourse financing with a bank or other financial institution for the purposes of bringing the Expo Ungava Property into commercial production;

30. The Feasibility Study Exhibit P-3 by contrast represents an attempt in raising equity financing for purpose of CRI's needs regarding development of mining properties not covered by the Agreement, irrespective of the requirements of the Agreement;

31. In considering the foregoing, it can be clearly ascertained that:

    a) The object of the Agreement, Exhibit P-1, is specifically defined and understood to be the Expo Ungava Property;

    b) The Ivakkak deposit is, by all admissions, not part of the Expo Ungava Property;

    c) No consent or agreement has been alleged to have been sought or obtained from Defendants which would set the terms under which the Ivakkak deposit could be made the object of the development in accordance with Exhibit P-1;

    and, therefore, CRI's Claim based on the delivery of the Feasibility Study on the RSNP, which has no basis in the Agreement, Exhibit P-1, is outside of the jurisdiction of the arbitrator and on that ground alone CRI's Claim should be dismissed;

(B) ABSENCE OF BANK OR FINANCIAL INSTITUTION ACCEPTANCE

32. Contrary to the allegations made in the Statement of Claim, CRI has not satisfied the contractual requirements of the Agreement Exhibit P-1 for purposes of requesting the assignment of an additional 10% interest in the Property as defined in the Agreement;

33. Clearly on the face of the record, the contractual conditions for such request for vesting of additional rights have not been met as of the date of the Dispute, the present claim and proceedings seemingly being dictated by economic prerogatives and self interest of CRI;

34. Exhibit P-3 has for sole object CRI's corporate financing equity needs regarding a project foreign to the Agreement;

35. It appears obvious that notwithstanding the clear terms of the Agreement, CRI has decided to make a prejudicial request for assignment from Defendants in a manner obviously not in conformity with the Agreement;

36. By seeking the assignment and determination that the parties are now in the joint venture phase of the Agreement, CRI is attempting to have Defendants support expenses that should be solely supported by CRI at this stage;

37. The Agreement clearly provides that the putting into mining production of the Expo Ungava Property is to be done on a non recourse basis. This guarantees the mine will be developed without Defendants having to support any expenses before the parties are truly at the joint venture phase;

38. Obviously by its request and claim, CRI is attempting to circumvent the clear terms of the Agreement;

39. The Statement of Claim and the letters P-14 and P-16 clearly show that CRI has not sought nor obtained the acceptance by a bank to finance the putting into production of the mine on a non-recourse basis. CRI is therefore clearly not entitled to seek the assignment of an additional interest or a declaration to the effect that the parties have now entered the joint venture phase, under Agreement P-1, as of September 6, 2007;

40. As more fully set out below, in the absence of actual acceptance, or even the allegation of acceptance, of the Feasibility Study by a bank or financing institution providing non-recourse financing for purpose of putting the "Property" into commercial production, on the face of the record the CRI Claim is unfounded in law and must be dismissed summarily;

41. The Agreement establishes the following at Article 2.1 d) :

> "*Bankable Feasibility Study" means a comprehensive study and report as to the existence of an ore body or suspected ore body in or on or under the Property and upon the advisability and possibility of bringing the same into commercial production and thereafter operating the same on a commercial basis, such study and report to include: (...) which study* ***<u>is</u> acceptable to a bank*** *or other financing entity as the basis for non-recourse financing to put the Property into commercial production.*" (Our emphasis)

42. The definition of "Option" as set out at Article 1.1 n) of the Agreement reads as follows:

> "*Option" means the option granted pursuant to the terms and conditions of Articles 2.1 (a), (b), (c) and (d) of this Agreement in order for CRI, together with a Designate, to earn and acquire a 80% interest in the Property from Ungava Explorations.*"

43. The Definition of "Option Term" as set out at Article 1.1o) of the Agreement reads as follows:

> "*Option Term" means the term of the Option commencing on the Effective Date and Terminating on the earlier of: (1) the date of termination of this Agreement or; (ii) the date that the bankable Feasibility Study* ***is accepted*** ***by a financing bank or financing entity in accordance with Article 2.1 (d) herein.***" (Our emphasis)

44. The joint venture phase of the relationship between CRI and Ungava is established at Article 3.1 of the Agreement as follows:

> "*In the event that CRI, together with a Designate, if applicable, has acquired an 80% interest in the Property from Ungava Exploration in accordance with the Option, and with the terms and conditions set out in this Agreement, Ungava Explorations and CRI agree and acknowledge that the relationship between Ungava Exploration and CRI shall be deemed conclusively to have formed a joint venture business relationship to carry out all Mining Work, pursuant to which Ungava Exploration shall,* ***commencing as at the date of acceptance of the Bankable Feasibility Study****, be responsible to pay 20% of the* ***Joint Venture Expenses****, and CRI, together with a Designate, if applicable, shall be responsible to pay 80% of the* ***Joint Venture Expenses****.*" (Our emphasis)

45. The Joint Venture Expenses referred to in Article 3.1 of the Agreement are defined at Article 1.1 h) as being:

> "*Joint Venture Expenses means,* ***as at the date of acceptance by a bank*** *or other financing entity willing to finance commercial production on the Property* ***in accordance with the Bankable Feasibility Study****, all cash, expenses, securities, obligations and liabilities of whatever kind or nature required to be paid or incurred with respect to the Property in order to carry out Mining Work, and*

> *includes, but is not limited to all costs associated with the items referred to in the definition of Instalment Expenditures above, (...).*" (Our emphasis)

46. The above definitions read in conjunction one with the other in the context of the Agreement clearly establish the following, leaving no room for any doubt or interpretation:

    i) The Option Term comes to an end at the time when a bank or financing entity accepts to provide non-recourse debt financing in order to bring the Property into commercial production. It is only at that time that CRI will be entitled to acquire an additional 10% interest in the Property in accordance with the option phase of the Agreement;

    ii) It is only within five Business days from the actual acceptance by a financing bank or financing entity of the Bankable Feasibility Study for the purposes of securing non-recourse financing in order to put the Property into commercial production, that Ungava is required to transfer the said 10% interest in the Property to CRI;

    iii) It is only upon the actual acceptance of the Bankable Feasibility Study by a bank or other financing entity for the purposes of putting the Property into commercial production on a non-recourse basis, that the parties enter the joint-venture phase of the Agreement requiring Ungava to participate in 20% of the Joint Venture Expenses, which cannot juridically include costs of putting the Expo Ungava Property into commercial production;

    iv) As long as the parties remain in the Option Term, according to Article 2.6 of the Agreement, Ungava " shall not incur any expenses on or on behalf of the Property, nor shall it be entitled to carry out any work commitments, Mining Work or projects whatsoever on the Property."

47. There is no allegation in the Statement of Claim, nor is there an allegation in the letters P-14 and P-16 which constitute the subject matter of the Dispute, that a bank or financial institution has actually accepted to bring the Property into commercial production on a non-recourse basis based on the Feasibility Study Exhibit P-3;

48. Therefore, in view of the absence of allegation of actual acceptance by a financial institution or bank for the purposes of putting the Property into commercial production on a non-recourse basis, on the face of the record CRI's claim for the assignment of an additional 10% interest in the Property is unfounded in law and must be dismissed summarily;

49. In consideration of the grounds to dismiss set out above, the present Motion is well founded in fact and in law.

FOR THESE REASONS, MAY IT PLEASE THE ARBITRATOR TO:

GRANT the present Motion to Dismiss and declare as follows;

DECLARE that CRI's Claim as set out in the Statement of Claim is not contemplated by the terms of the Agreement Exhibit P-1 nor does it fall within its terms and that CRI's Claim is therefore outside of the jurisdiction of the arbitrator and **DISMISS** CRI's Claim;

Subsidiarily, **DECLARE** that the CRI Claim is completely unfounded in law on the face of the record and **DISMISS** the CRI Claim summarily on that basis;

DECLARE that CRI has not met the requirements of the Agreement Exhibit P-1 entitling it to request from Ungava the transfer of an additional 10% right, title and interest in and to the Property as it is defined in the Agreement in accordance with Article 2.1 (d) of the said agreement;

DECLARE that CRI has no right to an additional 10% right, title and interest in and to the Property as it is defined in the Agreement Exhibit P-1;

DECLARE that Ungava and CRI have not formed a joint venture business relationship, in accordance with Article 3 of the Agreement Exhibit P-1, and that they remain in the Option Term according to Article 2.6 of the said agreement;

DECLARE that Ungava has no obligation to incur any expenses on or on behalf of the Property as it is defined in the Agreement Exhibit P-1;

RESERVE the Defendant's rights with respect to any recourses they may have resulting either directly or indirectly from the events described in the present Motion to Dismiss or otherwise resulting under the Agreement;

CONDEMN CRI to the costs of this arbitration proceeding on the basis of complete indemnity, including the costs of Ungava's experts.

Montréal, this 30th day of November 2007.

Miller Thomson Pouliot

MILLER THOMSON POULIOT LLP, attorneys for Defendants Ungava Minerals Exploration Inc. and Nearctic Nickel Mines Inc.

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

IN THE ARBITRATION BETWEEN :

CANADIAN ROYALTIES INC.

Claimant

v.

NEARCTIC NICKEL MINES INC.

and

UNGAVA MINERALS EXPLORATION INC.

Defendants

LIST OF EXHIBIT

Exhibit D-1 : Figure 2-2 of the Feasibility Study (Exhibit P-3) dated July 2007.

Montréal, this 30th day of November 2007

Miller Thomson Pouliot

MILLER THOMSON POULIOT LLP, attorneys for Defendants Ungava Minerals Exploration Inc. and Nearctic Nickel Mines Inc.



SALLUIT
Map Area
DECEPTION BAY
1 Phoenix
2 Expo Ungava
3 New Foreurs West and East
4 Wheat Kings
5 Hitmen
6 67's
7 Pats
8 Expo Ungava West
9 Rocket
10 Olympiques
11 Rebels
12 Crocodile Tears East
13 Crocodile tears West
14 Ron Roy West
15 Giraffe
16 Lac Félix NE
17 Generals
18 Blazers
19 Ice
20 Greyhounds
21 Colts
22 Otters
23 Sting
24 Cougars
25 Vicenza
26 Platters
27 Arbitration
28 Giants
29 Breakaway
30 Gamache
31 South Trend
N
Xstrata RAGLAN MINE
Zone 13 - 14 Deposits
Zone 5 - 8 Deposits
Boundary Deposits
DOUGLCAS HARBOUR
Donaldson Deposits
Zone 2 -3 Deposits
Katinniq Deposits
East Lake Deposits
Xstrata / OASIS / MELKIOR DELTA DEPOSIT
KANGIQSUJUAQ (WAKEHAM BAY)
MESAMAX DEPOSIT
IVAKKAK DEPOSIT
MEQUILLON DEPOSIT
EXPO DEPOSIT
TOOTOO DEPOSIT
0
20
40
Km
Airport
Port
Showing
Other Deposit
Road
CANADIAN ROYALTIES INC
FALCONBRIDGE LIMITEE
OTHER CLAIM HOLDERS


TK Area
Hilltop Area
Snow-Owl Area
Expo Area
Anomalie 19 Area
Kehoe Area
Annie Area
Mequillon Area
Mesamax Area
Cominga Area
Tootoo Area
Vaillant Area
DRILL INTERSECTION
0
5
10
Km
Mineral Deposits and Properties
Raglan South Nickel Project
EXECUTION
PROCESSING and INTERPRETATION
DRAFTING
May 2007
APPROBATION
REVISION
FIGURE 3-2
NTS
Nad 83 UTM 18
LONG
LAT

N°

COURT **IN THE ARBITRATION BETWEEN:**

DISTRICT **OF MONTREAL**

CANADIAN ROYALTIES INC.

CLAIMANT

VS.

NEARCTIC NICKEL MINES INC.
AND
UNGAVA MINERALS EXPLORATION INC,

DEFENDANTS

MOTION TO DISMISS, LIST OF EXHIBIT AND EXHIBIT D-1

Copy for : Me Claude Armand Sheppard
Robinson Sheppard Shapiro
800, Square Victoria (4600)
Montréal Qc H4Z 1H6

REF.: 080676.0008

MILLER THOMSON POULIOT LLP

BP / 0363

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